                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
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                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
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                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
              (Exact name of registrant as specified in charter)

                DELAWARE                                   54-1708481

(State of incorporation or organization)    (I.R.S. Employer Identification no.)

    1700 OLD MEADOW ROAD, SUITE 300
            MCLEAN, VIRGINIA                                  22102

(Address of Principal Executive Offices)                    (Zip Code)

If this Form relates to the             If this Form relates to the
registration of a class of debt         registration of a class of debt
securities and is effective upon        securities and is to become effective
filing pursuant to General              simultaneously with the effectiveness
Instruction A(c)(1) please check the    of a concurrent registration statement
following box. [_]                      under the Securities Act of 1933
                                        pursuant to General Instruction A(c)(2)
                                        please check the following box. [_]


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                      Name of Each Exchange on Which
     to be so Registered                      Each Class is to be Registered
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           NONE                                            N/A



Securities to be registered pursuant to Section 12(g) of the Act:

         SERIES B JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
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     On December 16, 1998, the Board of Directors of Primus Telecommunications Group, Incorporated, a Delaware corporation (the "Company"), declared a
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distribution of one Right (as defined below) for each outstanding share of Common Stock, par value $.01 per share (the "Company Common Stock"), to
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stockholders of record at the close of business on December 31, 1998 (the "Record Date") and for each share of Company Common Stock issued (including
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shares distributed from Treasury) by the Company thereafter and prior to the Distribution Date. Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share (a "Unit") of Series B Junior Participating Preferred Stock, par
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value $.01 per share (the "Preferred Stock"), at a Purchase Price of $90.00 per
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Unit, subject to adjustment (the "Right").  The Purchase Price is payable in
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cash or by certified or bank check or money order payable to the order of the Company. The description and terms of the Rights are set forth in a Rights Agreement between the Company and StockTrans, Inc., as Rights Agent (the "Rights
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Agreement").
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     Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Company Common Stock and the "Distribution Date" will occur (i) upon the earlier of (x) 10 business days following a public announcement (the date of such announcement being the "Stock
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Acquisition Date") that a person or group of affiliated or associated persons
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(other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary) (an "Acquiring Person") has acquired,
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obtained the right to acquire, or otherwise obtained beneficial ownership of 20% or more of the then outstanding shares of Company Common Stock, and (y) 10 business days following the commencement of a tender offer or exchange offer that would result in an Acquiring Person owning 20% or more of the then outstanding shares of Company Common Stock, or (ii) such later date as may be determined by action of a majority of the members of the Board of Directors (such determination to be made prior to such time as any person becomes an Acquiring Person pursuant to (x) or (y) above). Until the Distribution Date,
(i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date (also including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

     In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Company Common Stock shall remain outstanding, (ii) a Person becomes the beneficial owner of 20% or more of the then outstanding shares of Company Common Stock, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or
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recapitalization), then, in each such case, each holder of a Right will
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thereafter have the right to receive, upon exercise, Units of Preferred Stock (or, in certain circumstances, Company Common Stock, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any Person consolidates or merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of any other Person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Right.

     The Purchase Price payable, and the number of Units of Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock prior to the date of exercise.

     At any time until (i) ten business days following the Stock Acquisition Date or (ii) such later date as a majority of the members of the Board of Directors shall determine (such determination to be made prior to the date specified in (i) above), a majority of the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.001 per Right (subject to adjustment in certain events) (the "Redemption Price"), payable, at the election
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of such majority of the Board of Directors, in cash or shares of Company Common Stock. Immediately upon the action of a majority of the Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration).

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors without the approval of the holders of Company Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period
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governing redemption shall be made at such time as the Rights are not redeemable.

     The Units of Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

     Each Unit of Preferred Stock will be entitled to dividends at the same rate per share as dividends declared on the Company Common Stock and shall be entitled to payment of dividends to the extent dividends are declared on the Company Common Stock. In the event of liquidation, the holder of a Unit of Preferred Stock will receive the per share amount paid in respect of a share of Company Common Stock.

     In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Company Common Stock. Each Unit of Preferred Stock will have one vote, voting together with the Company Common Stock. The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of the Company Common Stock.

     The form of Rights Agreement between the Company and the Rights Agent specifying the term of the Rights, which includes as (i) Exhibit A, the Form of Rights Certificate, and (ii) Exhibit B, the Form of Summary of Rights, is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.


ITEM 2.  EXHIBITS.
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         4.1 Rights Agreement, dated as of December 23, 1998, between Primus Telecommunications Group, Incorporated and StockTrans, Inc., including the Form of Rights Certificate (Exhibit A), the Certificate of Designation (Exhibit B) and the Form of Summary of Rights (Exhibit C)

         4.2 Form of legend on certificates representing shares of Common Stock regarding Series B Junior Participating Preferred Stock Purchase Rights

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                    PRIMUS TELECOMMUNICATIONS
                                       GROUP, INCORPORATED


                                    By:       /s/   K. PAUL SINGH
                                         ---------------------------------
                                         K. Paul Singh
                                         Chairman of the Board, President
                                             and Chief Executive Officer

Date:  December 29, 1998